UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unquoted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
1.   299,663,096 ordinary shares

2.   299,663,096 unquoted options

This is the maximum number of securities that may be issued pursuant to the terms and conditions of the prospectus released to market on 15 July 2010.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1.   Fully paid ordinary

2.   Exercise price: $0.015

Exercisable at any time up to expiry date.

Expiry Date: 3 years from date of issue

Each option entitles the holder to purchase 1 fully paid ordinary share.

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. $0.01 per share 2. Nil (attaching option)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Maximum number of shares to be issued in accordance with the prospectus released on 15 July 2010 2. Maximum number of options to be issued in accordance with the prospectus released on 15 July 2010

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. Expected to be on or about 25 August 2010 2. Expected to be on or about 25 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,198,652,383 107,602,756 32,367,720 27,863,402	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	56,433,739	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue Announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	15 July 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 15 July 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,881,178
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		56,433,739

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unquoted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
1.   299,663,096 ordinary shares

2.   299,663,096 unquoted options

This is the maximum number of securities that may be issued pursuant to the terms and conditions of the prospectus released to market on 15 July 2010.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1.   Fully paid ordinary shares

2.   Exercise price: $0.015

Exercisable at any time up to expiry date.

Expiry date: three years from the date of issue

Each option entitles the holder to be issued 1 fully paid ordinary share upon payment of the exercise price.

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. No — will not be quoted securities

5	Issue price or consideration	1. $0.01 per share 2. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent US Military contract awards. The funds will also allow the Company to reduce its reliance on the Company’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be on or about 25 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,198,652,383 107,602,756 32,367,720 27,863,402	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	56,433,739	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable

13	Ratio in which the +securities will be offered	1:4

14	+Class of +securities to which the offer relates	Ordinary shares

15	+Record date to determine entitlements	23 July 2010

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?	No

17	Policy for deciding entitlements in relation to fractions	Rounded up to nearest whole number

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

	Cross reference: rule 7.7.	All countries other than Australia, New Zealand and Singapore

19	Closing date for receipt of acceptances or renunciations	17 August 2010

20	Names of any underwriters	Not underwritten

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission	N.A.

22	Names of any brokers to the issue	N.A.

23	Fee or commission payable to the broker to the issue	N.A.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A.

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N.A.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	29 July 2010

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	15 July 2010

28	Date rights trading will begin (if applicable)	N.A.

29	Date rights trading will end (if applicable)	N.A.

30	How do +security holders sell their entitlements in full through a broker?	N.A.

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N.A.

33	+Despatch date	25 August 2010

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	15 July 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 15 July 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,881,178
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		56,433,739

METAL STORM LIMITED ACN 064 270 006 Metal Storm announces non-renounceable pro rata rights issue to raise up to A$3.0 million
Brisbane, Australia — Thursday, 15 July 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has today lodged with ASIC a prospectus for a non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to shareholders in Australia, New Zealand and Singapore (Eligible Shareholders) to raise up to approximately A$3.0 million (Offer). The Offer is not underwritten.
The funds raised will be used as working capital to continue the development of Metal Storm’s current projects and to develop systems under recent contract awards. The funds will also allow Metal Storm to reduce its reliance on its new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term.
Details about the Offer
The Offer provides Eligible Shareholders with the opportunity to subscribe for one new share in the Company (New Share) for every four shares held on the record date (22 July 2010), at an issue price of $0.01 per New Share. Eligible Shareholders may also apply for New Shares in excess of their entitlements, although any such application may be scaled back (in whole or part) if the Offer is oversubscribed. The New Shares will be quoted on ASX. The full terms of the Offer are set out in the prospectus, a copy of which is attached to this announcement.
Eligible Shareholders who subscribe for New Shares will also receive one new option (New Option) for every New Share allotted for no additional consideration. The New Options are exercisable for $0.015 and can be exercised at any time within three years from their date of issue. Unlike the New Shares, the New Options will not be quoted on ASX.
The Offer is not subject to a minimum amount of funds being raised. So long as the Offer is not oversubscribed, the Company will accept all valid applications for New Shares in full.
Further details about the Offer, including key dates, are set out below.

Summary of the Offer

Issue price	$0.01 per New Share

Entitlement (Eligible Shareholders may also apply for additional New Shares)	One New Share and one New Option for every four Shares held at 7.00 pm (AEST) on 22 July 2010

Approximate discount to the volume weighted average price of Shares traded on ASX in the three months ending 7 April 2010	10.0%

Maximum number of New Shares which can be issued under the Offer	299,663,096

Maximum number of New Options which can be issued under the Offer	299,663,096

Approximate amount which can be raised under the Offer (before costs)	$3.0 million

Approximate number of Shares that will be on issue if the Offer is fully subscribed[1]	1,498,315,479

[1]	Assuming the Offer is fully subscribed, no options are exercised, no convertible notes are converted into shares and no further securities are issued.
Key dates1

Prospectus lodged with ASIC	14 July 2010

Ex Date — Shares trade without an entitlement to participate in the Offer	16 July 2010

Record Date to determine entitlements	22 July 2010

Prospectus sent to Eligible Shareholders	28 July 2010

Opening date for applications to be made	28 July 2010

Closing Date — last date for receipt of applications (5.00 pm AEST)	17 August 2010

Trading of New Shares expected to commence on ASX on a deferred settlement basis	18 August 2010

Allotment Date — date New Shares and New Options are issued	25 August 2010

Normal trading of New Shares expected to commence on ASX	26 August 2010

Despatch of holding statements for New Shares and New Options	30 August 2010

[1]	Metal Storm reserves the right to vary the Timetable without notice, including by extending or bringing forward the Closing Date.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Prospectus
Non-renounceable Rights Issue
An Offer of one New Share at an issue price of $0.01, together with one New Option, for every four existing Shares held on 23 July 2010 to raise up to $3.0 million
The Offer closes at 5.00 pm (AEST) on Tuesday 17 August 2010
An investment in the Company should be considered speculative
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
You should read this Prospectus in its entirety before deciding whether to participate in the Offer.
If you do not understand any part of this Prospectus or are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser immediately.
Not for release or distribution in the United States

Important information
This Prospectus is for the offer of:
•	continuously quoted securities (as defined in the Corporations Act) in the Company; and
•	options to acquire continuously quoted securities in the Company, and has been prepared in accordance with section 713 of the Corporations Act.
This Prospectus is dated 15 July 2010 and was lodged with ASIC on that date. ASIC takes no responsibility for the contents of this Prospectus.
No New Shares or New Options will be issued on the basis of this Prospectus after the date which is 13 months after the date of this Prospectus.
You should read this entire Prospectus carefully before deciding whether to participate in the Offer. In particular, you should consider the risk factors that could affect the performance of the Company or the value of an investment in the Company, some of which are outlined in section 5.
The information contained in this Prospectus is not investment advice and does not take into account your investment objectives, financial situation, tax position and particular needs. Before deciding whether to participate in the Offer, you should consider whether they are a suitable investment for you in light of your personal circumstances (including financial and taxation issues) and seek professional guidance.
It is proposed that the New Shares will be quoted on ASX. ASX takes no responsibility for the contents of this Prospectus.
The New Options will not be quoted on ASX.
Electronic copy of this Prospectus
A copy of this Prospectus will be mailed to Shareholders resident in Australia and the Offer Countries, together with a personalised Entitlement and Acceptance Form.
This Prospectus has been placed on the Company’s website at metalstorm.com for information purposes only. If you access the electronic version of this Prospectus you should ensure that you download and read the entire Prospectus. The electronic version of this Prospectus on the Company’s website does not include an Entitlement and Acceptance Form.
You will only be issued New Shares and New Options if you:
•	pay your application money by BPAY®; or
•	complete and return the Entitlement and Acceptance Form together with a cheque, bank draft or money order, by 5.00 pm (AEST) on Tuesday 17 August 2010.
Any references to documents included on the Company’s website are provided for convenience only, and none of the documents or other information on the website is incorporated by reference in this Prospectus.
Restrictions on the distribution of this Prospectus
This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.
The distribution of this Prospectus (including an electronic copy) outside Australia and the Offer Countries may be restricted by law. If you are a potential investor outside Australia or the Offer Countries and you come into possession of this Prospectus, you should observe such restrictions and should seek your own advice on such restrictions.
No action has been taken to register or qualify the New Shares or New Options or to otherwise permit a public offering of the New Shares or New Options in any jurisdiction other than in Australia and the Offer Countries.
In particular, this document may not be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this document have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

page i

More detail regarding restrictions on the distribution of this Prospectus and limitations on the jurisdictions in which offers under the Prospectus are made, is set out in sections 1.9 and 1.10.
Continuous disclosure
The Company has been listed on ASX since 8 July 1999. During this time the Company has been subject to disclosure requirements under the Corporations Act and the Listing Rules. Since listing, the Company has provided ASX with information regarding its activities and that information is publicly available. This Prospectus is intended to be read in conjunction with that publicly available information. Eligible Shareholders should therefore have regard to that publicly available information before making a decision whether to participate in the Offer.
Disclaimer
No person is authorised to give any information, or to make any representation, in connection with the issue of New Shares and New Options that is not contained in this Prospectus. Any information or representation that is not in this Prospectus may not be relied on as having been authorised by the Company, the Directors or any other person in connection with the issue of New Shares and New Options.
Except as required by law, and only to the extent so required, no person warrants or guarantees the future performance of the Company or any return in relation to a decision made by an Eligible Shareholder in relation to this Prospectus.
The forward-looking statements in this Prospectus are based on the Company’s current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company and the Directors, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward-looking statements in this Prospectus.
This Prospectus details some important factors and risks that could cause the Company’s actual results to differ from the forward-looking statements in the Prospectus.
Past price performance of the Shares provides no guidance as to future price performance.
Definitions
Some capitalised words and expressions used in this Prospectus have defined meanings which are explained in section 7.
A reference to time in this Prospectus is to Australian Eastern Standard Time (AEST) being the local time in Brisbane, Australia, unless otherwise stated. All financial amounts in this Prospectus are expressed in Australian dollars, unless otherwise stated.
Questions
If you have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.
If you have questions in relation to how to complete the Entitlement and Acceptance Form, please call Computershare Investor Services Pty Limited on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@ computershare.com.au.
Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as security registrar to the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for any part of, the Prospectus.
Privacy
The information about Eligible Shareholders included on an Entitlement and Acceptance Form is used for the purposes of processing the Entitlement and Acceptance Form and to administer the Eligible Shareholder’s holding of Shares and New Options. By submitting an Entitlement and Acceptance Form, each Eligible Shareholder agrees that the Company may use the information provided by the Eligible Shareholder on the form for the purposes set out in this privacy statement and may disclose it for those purposes to Computershare Investor Services Pty Limited and the Company’s related bodies corporate, agents and contractors and third party service providers, including mailing houses and professional advisers, and to ASX and other regulatory authorities.
The Corporations Act requires the Company to include information about each Shareholder and holder of New Options (including name, address and details of the security held) in its public register. The information contained in the Company’s public register must remain there even if that person ceases to be a security holder. Information contained in the Company’s register is also used to facilitate payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company wishes to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.
Under the Privacy Act, you may request access to your personal information held by, or on behalf of, the Company or Computershare Investor Services Pty Limited. A fee may be charged for access. You can request access to your personal information by telephoning or writing to Computershare Investor Services Pty Limited as follows:

page ii

Computershare Investor Services Pty Limited
GPO Box 5240
Brisbane, Queensland 4001
Australia
Ph: 1300 552 270 within Australia or +61 3 9415 4000 outside Australia
Email: web.queries@ computershare.com.au

page iii

Contents

Chairman’s letter	1
Summary of the Offer	3
Timetable	3
1 The Offer	4
2 How to participate in the Offer	10
3 Company update	13
4 Effect of the Offer on the Company	17
5 Risk factors	21
6 Additional information	28
7 Definitions	34
Schedule — New Option Terms	36
Corporate Directory	inside back cover

page iv

Metal Storm Limited Rights Issue
Chairman’s letter

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: metalstorm.com Email Address: msau@ metalstorm.com
Chairman’s letter
Dear Shareholder
On behalf of the Board, I invite you to participate in the Company’s non-renounceable rights issue to raise up to $3.0 million for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent US Military contract awards (Offer). The funds will also allow the Company to reduce its reliance on the Company’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term. The Offer is not underwritten.
The Board is also mindful of the dilutionary impact that recent Share issues have had on the holdings of existing Shareholders. The Offer provides Eligible Shareholders with an opportunity to increase their shareholding in the Company. The Company has never undertaken a substantial capital raising at a price as low as the proposed issue price of the New Shares and there is no certainty it will do so again.
Summary of the Offer
The Offer provides you with the opportunity to subscribe for one New Share for every four Shares held, at an issue price of $0.01 per New Share. Eligible Shareholders may also apply for New Shares in excess of their entitlements, although any such application may be scaled back (in whole or part) if the Offer is oversubscribed.
As an incentive, Eligible Shareholders that subscribe for New Shares (including New Shares in excess of entitlements) will be issued one New Option for every New Share allotted for no additional consideration. The New Options can be exercised at any time within three years from their date of issue by paying the exercise price of $0.015 per New Option. Unlike the New Shares, the New Options will not be quoted on ASX.
Recent achievements
Despite the Company’s focus on obtaining funding over the last 12 months, the Company has still been able to progress its development activities and has achieved a number of solid milestones which are set out in section 3.3(a).
Section 3.3(c) provides details on the status of the Company’s product development programs.
In addition, the Company’s subsidiary, Metal Storm Inc., was recently successful in being awarded the US$1.5 million Mission Payload Module — Non-Lethal Weapon System contract by the United States Marine Corps. Further information on this important contract win is set out in section 3.3(b).
Dutchess Facility and ongoing funding needs
The terms of the Notes the Company has issued contain restrictions on the Company’s ability to issue debt. However, the Company may raise funds through unsecured debt, or equity raisings such as an equity line of credit or this Offer.
As announced on 22 June 2010, the Company has entered into a new equity line of credit facility with the Dutchess Opportunity Fund II LP. This replaces the GEM equity line of credit facility.

Metal Storm Limited Rights Issue
Chairman’s letter

Although the Company has not yet finalised the terms with GEM for the termination of the GEM Facility Agreement, the Company believes that it will be in a position to fund any amount payable to GEM out of its available cash.
The Company has completed two successful draw downs under the Dutchess Facility. Funds drawn down under the Dutchess Facility provide the Company with a recurrent source of cash and the ability to remain a going concern in circumstances where it otherwise would not. The flexible nature of the facility allows the Company to elect to make cash draw downs at its sole discretion at a frequency of up to every 5 trading days.
There are restrictions under the Listing Rules on the funds the Company can draw down under the Dutchess Facility without requiring Shareholder approval. The Company anticipates that this meeting will be held shortly before the Allotment Date for the Offer. Until this time, the Company will need to raise additional funds without the issue of Shares to continue operations.
While the Dutchess Facility is initially intended to provide the primary source of operating capital, the Company also intends to vigorously seek other sources of capital. If the Company is successful in raising a significant amount of capital under the Offer, it may reduce draw downs under the Dutchess Facility in the short term. However, the Company still requires alternative funding in order to not have to rely on the Dutchess Facility for its ongoing funding needs. If one or more alternative sources of funding are obtained, the Dutchess Facility may remain in place, at the discretion of the Directors, as a flexible secondary source of capital, to more easily manage any peak cash requirements during the product qualification process and into subsequent production.
How to participate in the Offer
The Company has issued this Prospectus to provide you with information about the Offer. You should therefore read the Prospectus, the Company’s recent ASX announcements and other publicly available information carefully before deciding whether to participate in the Offer.
Further information about the Offer is set out in section 1. Details about how to participate in the Offer are provided in section 2 and the accompanying Entitlement and Acceptance Form.
If you wish to participate in the Offer, you must ensure that your application and payment is received by Computershare Investor Services Pty Limited by 5pm (AEST) on Tuesday 17 August 2010.
On behalf of the Board, I thank you for your continued support and look forward to you continuing your investment in the Company.
Yours sincerely

Terry O’Dwyer
Chairman

Metal Storm Limited Rights Issue
Summary of the Offer

Summary of the Offer

Issue price	$0.01 per New Share

Entitlement (Eligible Shareholders may also apply for Additional New Shares in excess of their Entitlement)	One New Share and one New Option for every four Shares held at 7.00 pm (AEST) on the Record Date

Approximate discount to the volume weighted average price of Shares traded on ASX in the three months ending 12 July 2010	10.0%

Maximum number of New Shares which can be issued under the Offer	299,663,096

Maximum number of New Options which can be issued under the Offer	299,663,096

Approximate amount which can be raised under the Offer (before costs)	$3.0 million

Approximate number of Shares that will be on issue if the Offer is fully subscribed[1]	1,498,315,479

[1]	Assuming the Offer is fully subscribed, no options are exercised, no Notes are converted into Shares and no further securities are issued.
Timetable

Prospectus lodged with ASIC	15 July 2010

Ex Date — Shares trade without an entitlement to participate in the Offer	19 July 2010

Record Date to determine Entitlements	23 July 2010

Prospectus sent to Eligible Shareholders	29 July 2010

Opening date for applications to be made	29 July 2010

Closing Date — last date for receipt of applications (5.00 pm AEST)	17 August 2010

Trading of New Shares expected to commence on ASX on a deferred settlement basis	18 August 2010

Allotment Date — date New Shares and New Options are issued	25 August 2010

Normal trading of New Shares expected to commence on ASX	26 August 2010

Despatch of holding statements for New Shares and New Options	30 August 2010

The Company reserves the right to vary the Timetable without notice, including by extending or bringing forward the Closing Date.

Metal Storm Limited Rights Issue
Section 1 — 4BThe Offer

1	The Offer
1.1	Summary of the Offer

Eligible Shareholders are invited to participate in a non-renounceable rights issue to raise up to $3.0 million (before costs).

Section 1.9 provides further information about who is an Eligible Shareholder. Ineligible Shareholders cannot participate in the Offer.

The Offer will be conducted on the basis of one New Share for every four Shares held at 7.00 pm (AEST) on the Record Date (23 July 2010), at an issue price of $0.01 per New Share, payable in full on application. Eligible Shareholders that subscribe for New Shares will be issued one New Option for every New Share allotted for no additional consideration.

Your Entitlement is shown on your personalised Entitlement and Acceptance Form which accompanies this Prospectus. If you subscribe for your full Entitlement, you are also eligible to apply for Additional New Shares (and be issued one New Option for every Additional New Share allotted for no additional consideration) as set out in section 1.8.

See section 2.2 for instructions on how to participate in the Offer.

Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Eligible Shareholders who do not take up their Entitlements in full will not receive any value in respect of those Entitlements they do not take up, and their percentage shareholding in the Company will be reduced following the issue of New Shares under the Offer.

New Shares including Additional New Shares will rank equally in all respects with existing Shares. A summary of the rights and liabilities attaching to Shares is set out in section 6.1.

The terms of New Options are set out in the schedule.

The Offer closes at 5.00 pm (AEST) on Tuesday 17 August 2010. To participate in the Offer, your BPAY® payment or completed Entitlement and Acceptance Form and cheque, bank draft or money order must be received by Computershare Investor Services Pty Limited before this time.

The New Shares and New Options are expected to be issued on 25 August 2010.

1.2	Summary of risk factors

In addition to normal risks affecting any listed equity investment, an investment in New Shares and New Options is subject to risks associated with the Company’s business, some of which are summarised below. Each of these risks may have an adverse effect on the New Shares, the New Options or the Company’s future financial performance and position.

The list below is not exhaustive and you should read all of the risks set out in section 5 in full before deciding whether to participate in the Offer.
•	An investment in the Company should be considered speculative. As such, New Shares and New Options carry no guarantee in respect of profitability, return of capital or, in respect of the New Shares, the price at which they will trade on ASX.

•	The Company has limited cash reserves and is continuing to pursue other sources of funding in addition to the funds available under the Dutchess Facility. The Company cannot be certain that it will be able to raise any required funds or capital on favourable terms or at all. If insufficient funds are available under the Dutchess Facility and the Company does not have reasonable grounds to believe

Metal Storm Limited Rights Issue
Section 1 — 4BThe Offer

that it will be successful in its efforts to obtain an additional source of funding, the Company may be required to appoint an administrator. See section 5.3(a) for further information.

•	The New Shares may not be able to be sold on ASX at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.

•	The New Options will not be quoted on ASX. Any Shares issued upon the exercise of New Options may not be transferable at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.

•	If the Group has not generated sufficient revenue to repay the convertible notes it has on issue by their maturity date (1 September 2011), a further re-financing of the Notes or an additional capital raising may be required. If the Company does not have reasonable grounds to believe that it will be successful in its efforts to re-finance the Notes or complete an additional capital raising, it may be required to appoint an administrator.
1.3	Purpose of the Offer

Over the last 12 months, the Company has been encouraged by the continued support shown by its Shareholders as evidenced by the success of the Company’s share purchase plan, the implementation of the Notes restructure and the participation by certain individual Shareholders in private placements conducted by the Company. This support has allowed the Company to remain as a going concern.

However, the Company still requires your support. Additional funds will provide the Company with working capital to continue the development of the Company’s current projects in line with the Company’s goals set out in section 3.3(d). The funds will also allow the Company to reduce its reliance on the Dutchess Facility in the short term.

The Board is also mindful of the dilutionary impact that recent Share issues have had on the holdings of existing Shareholders. The Offer provides Eligible Shareholders with an opportunity to increase their shareholding in the Company. The Company has never undertaken a substantial capital raising at a price as low as the proposed issue price of the New Shares and there is no certainty it will do so again.

1.4	No minimum subscription requirement

The Offer is not subject to a minimum subscription requirement.

1.5	Information on the New Shares and New Options
(a)	Maximum number of New Shares and New Options that may be issued
The Offer will result in a maximum of 299,663,096 New Shares and 299,663,096 New Options being issued to Eligible Shareholders on the Allotment Date, expected to be on or about 25 August 2010.
(b)	Quotation
The Company will seek quotation of the New Shares on ASX within seven days of the date of this Prospectus.
If granted quotation, the New Shares will trade under the code “MST”.
If the New Shares are not granted quotation within three months after the date of this Prospectus, all application money received by the Company will be returned or refunded to applicants without interest, in accordance with the Corporations Act.

Metal Storm Limited Rights Issue
Section 1 — 4BThe Offer

The New Options will not be quoted on ASX.
(c)	Terms
The New Shares will be fully paid ordinary shares and will rank equally with existing fully paid ordinary shares. A summary of the rights attaching to fully paid ordinary shares is set out in section 6.1.
The terms of the New Options are set out in the schedule.

1.6	Rounding of Entitlements

Fractional Entitlements to New Shares and New Options will be rounded up to the nearest whole number. The Company reserves the right to aggregate holdings held by associated Eligible Shareholders for the purpose of calculating Entitlements if the Company considers that holdings have been split to take advantage of rounding.

1.7	Treatment of application money

The Company will hold all application money submitted under the Offer on trust for applicants until the New Shares and New Options are allotted.

As discussed in section 3.2, if the Company does not have sufficient funds to enable it to continue to operate, the Company may need to appoint an administrator. If the Company appoints an administrator before the Allotment Date, the Offer will not proceed and all application money submitted under the Offer will be returned or refunded to applicants without interest.

1.8	Additional New Shares

Eligible Shareholders that subscribe for their full Entitlement may apply for Additional New Shares in excess of their Entitlement.

The number of Additional New Shares available to be issued to Eligible Shareholders will be:
•	the number of New Shares not subscribed for by Eligible Shareholders under the Offer; plus

•	the number of New Shares that would have been offered to Ineligible Shareholders if they had been eligible to participate in the Offer.
The Company reserves the right to scale-back any application for Additional New Shares (in whole or part) at its absolute discretion. The Company’s decision on the number of Additional New Shares to be allocated to Eligible Shareholders will be final.

Additional New Shares issued under the Offer will rank equally with existing Shares.

Eligible Shareholders that apply for Additional New Shares will be issued one New Option for every Additional New Share allotted for no additional consideration.

1.9	Who is an Eligible Shareholder?

Only Eligible Shareholders can participate in the Offer.

An Eligible Shareholder is a Shareholder whose address on the register of Shareholders is in Australia or an Offer Country at 7.00 pm (AEST) on the Record Date. All remaining Shareholders are Ineligible Shareholders.

The Company has decided that Ineligible Shareholders will be unable to participate in the Offer, having regard to:

Metal Storm Limited Rights Issue
Section 1 — 4BThe Offer

(a)	the cost of complying with legal and regulatory requirements outside Australia and the Offer Countries for the issue of the New Shares and New Options to Ineligible Shareholders;

(b)	the number of Ineligible Shareholders; and

(c)	the number and value of New Shares and New Options that could be issued to the Ineligible Shareholders.
Where the Prospectus has been despatched to Ineligible Shareholders, the Prospectus is provided for information purposes only.

1.10	Foreign law requirements for the issue of New Shares and New Options

This section provides general information on the legal and regulatory requirements associated with the issue of New Shares and New Options and is not a substitute for legal advice. Eligible Shareholders should seek their own legal advice on applicable foreign laws before deciding whether to participate in the Offer.

General restrictions on making offers to Ineligible Shareholders

This Prospectus and accompanying Entitlement and Acceptance Form do not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify the New Shares and New Options, or to otherwise permit an offering of New Shares and New Options outside Australia and the Offer Countries. The New Shares and New Options may not be offered in a jurisdiction outside Australia and the Offer Countries where such an offer is not made in accordance with the laws of that place.

The distribution of this Prospectus in jurisdictions outside Australia and the Offer Countries may be restricted by law and therefore persons who come into possession of this document outside Australia and the Offer Countries should seek advice on and observe any such restrictions. A failure to comply with these restrictions may constitute a violation of applicable securities laws.

It is the responsibility of any Eligible Shareholder to ensure compliance with any laws of the country relevant to their application. Payment by BPAY® or the return of a duly completed Entitlement and Acceptance Form will be taken by the Company to constitute a representation that there has been no breach of such laws and that the Eligible Shareholder is physically present in Australia or an Offer Country.

Eligible Shareholders resident outside Australia should consult their professional advisers as to whether, in order to enable them to participate in the Offer, any governmental or other consents are required, or other formalities need to be observed.

New Zealand securities law requirements

This offer to New Zealand investors is a regulated offer made under Australian and New Zealand law. In Australia, this is Chapter 8 of the Corporations Act and regulations. In New Zealand, this is Part 5 of the Securities Act 1978 and the Securities (Mutual Recognition of Securities Offerings — Australia) Regulations 2008.

This offer and the content of the offer document are principally governed by Australian rather than New Zealand law. In the main, the Corporations Act and regulations set out how the offer must be made.

There are differences in how securities are regulated under Australian law. For example, the disclosure of fees for collective investment schemes is different under the Australian regime.

Metal Storm Limited Rights Issue
Section 1 — 4BThe Offer

The rights, remedies, and compensation arrangements available to New Zealand investors in Australian securities may differ from the rights, remedies, and compensation arrangements for New Zealand securities.
Both the Australian and New Zealand securities regulators have enforcement responsibilities in relation to this offer. If you need to make a complaint about this offer, please contact the Securities Commission, Wellington, New Zealand. The Australian and New Zealand regulators will work together to settle your complaint.
The taxation treatment of Australian securities is not the same as for New Zealand securities.
If you are uncertain about whether this investment is appropriate for you, you should seek the advice of an appropriately qualified financial adviser.
The offer may involve a currency exchange risk. The currency for the securities is not New Zealand dollars. The value of the securities will go up or down according to changes in the exchange rate between that currency and New Zealand dollars. These changes may be significant.
If you expect the securities to pay any amounts in a currency that is not New Zealand dollars, you may incur significant fees in having the funds credited to a bank account in New Zealand in New Zealand dollars.
If the securities are able to be traded on a securities market and you wish to trade the securities through that market, you will have to make arrangements for a participant in that market to sell the securities on your behalf. If the securities market does not operate in New Zealand, the way in which the market operates, the regulation of participants in that market, and the information available to you about the securities and trading may differ from securities markets that operate in New Zealand.
Singapore securities law requirements
This Prospectus has not been registered as a prospectus or profile statement with the Monetary Authority of Singapore and the Offer to Eligible Shareholders within the jurisdiction of the Republic of Singapore is made in reliance on the prospectus exemption under Section 273(1)(cd) of the Securities and Futures Act, Chapter 289 of Singapore (SFA).
Save pursuant to, and in accordance with, the exemption noted above, this Prospectus and any other document or material in connection with the Offer, or invitation for subscription or purchase of the New Shares or New Options, may not be circulated or distributed, nor may the New Shares or New Options be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons within the jurisdiction of the Republic of Singapore (unless otherwise pursuant to any other applicable provisions of the SFA).
United States
The New Shares and New Options have not been and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States state securities laws.
This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities in the United States.
This Prospectus and the accompanying Entitlement and Acceptance Form may not be sent by the Company or its agents to any Shareholder in the United States.

Metal Storm Limited Rights Issue
Section 1 — 4BThe Offer

By submitting an Entitlement and Acceptance Form or providing payment by BPAY®, an Eligible Shareholder will be deemed to have represented, warranted and agreed as follows:
(a)	it understands that the New Shares and New Options have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the United States or for the account or benefit of, a US person except in accordance with an available exemption from registration;

(b)	it is not:
(i)	in the United States or a US person; or

(ii)	acting for the account or benefit of a person in the United States or a US person;
(c)	it will not offer, sell or resell in the United States or to a US person any New Shares or New Options:
(i)	as part of their distribution, at any time; or

(ii)	otherwise, until after the expiry of 40 days after the date on which the New Shares and New Options are allocated; and
(d)	if it is entitled to receive any fees or commissions in connection with any purchase of New Shares or New Options to which the Entitlement and Acceptance Form relates, it will not, directly or indirectly, pay or re-allow any portion of such fee or commission to any other person.
Until 40 days after the commencement of the Offer, an offer or sale of the New Shares or New Options in the United States or to any US person by any dealer may violate the registration requirements of the US Securities Act.

Metal Storm Limited Rights Issue
Section 2 — 5BHow to participate in the Offer

2	How to participate in the Offer
2.1	Choices available to Eligible Shareholders

If you are an Eligible Shareholder you may:
•	subscribe for your Entitlement in part;

•	subscribe for your Entitlement in full;

•	subscribe for your Entitlement in full and apply for Additional New Shares; or

•	do nothing and allow your Entitlement to lapse.
Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Eligible Shareholders who do not take up their Entitlements in full will not receive any value in respect of those Entitlements they do not take up, and their percentage shareholding in the Company will be reduced following the issue of New Shares under the Offer.

2.2	Subscribing for your Entitlement and applying for Additional New Shares

The Entitlement and Acceptance Form provides instructions on how to subscribe for your Entitlement (whether in part or in full) and how to apply for Additional New Shares. A summary of these instructions is set out below.

To subscribe for your Entitlement (and apply for any Additional New Shares), Eligible Shareholders may either:
(a)	apply by BPAY®: pay your application money by BPAY® by following the instructions on the Entitlement and Acceptance Form; or

(b)	apply by post: complete the Entitlement and Acceptance Form, pay your application money by attaching a cheque, bank draft or money order drawn in Australian currency on an Australian financial institution and send them to Computershare Investor Services Pty Limited at the following address:

GPO Box 5240 Brisbane, Queensland 4001 Australia
The Offer closes at 5.00 pm (AEST) on Tuesday 17 August 2010. To participate in the Offer, your BPAY® payment or completed Entitlement and Acceptance Form and cheque, bank draft or money order must be received by Computershare Investor Services Pty Limited before this time.
You should allow sufficient time for your BPAY® payment or completed Entitlement and Acceptance Form to be received by the Closing Date. While the Company has a discretion to accept late applications, it may not do so.
Eligible Shareholders that pay by BPAY® do not need to return their Entitlement and Acceptance Form.
The Company will treat you as applying for as many New Shares as your BPAY® payment, cheque, bank draft or money order will pay for. Any amount received by the Company in excess of your final allocation of New Shares (including Additional New Shares) will be refunded and no interest will be paid on any application money received or refunded.

Metal Storm Limited Rights Issue
Section 2 — 5BHow to participate in the Offer

Completed Entitlement and Acceptance Forms and cheques, bank drafts or money orders can be returned using the reply paid envelope enclosed. Eligible Shareholders returning these documents from outside Australia will need to affix the appropriate postage.

2.3	Taxation consequences of being issued New Shares and New Options

The following comments address the Australian taxation implications of the issue of the non-renounceable rights under the Offer, the subscription for New Shares and the grant of New Options. The comments only deal with the general Australian taxation implications for Eligible Shareholders and do not apply to Eligible Shareholders who are employees of the Company, foreign residents, banks, insurance companies or Shareholders carrying on a business of trading in Shares. They are based on the laws in force in Australia on the date of issue of the Prospectus.

You should seek your own independent taxation advice before reaching conclusions as to the possible Australian and, if applicable, foreign taxation consequences of the issue of the non-renounceable rights under the Offer, subscription for New Shares and the grant of New Options. The Company, its officers and its taxation and other advisers do not accept any liability or responsibility in respect of any statements concerning the Australian taxation consequences of the issue of the non-renounceable rights, subscription for New Shares or the grant of New Options.
(a)	The issue and lapsing of the non-renounceable rights
The issue of the non-renounceable rights under the Offer should not have any income tax consequences. Eligible Shareholders who do not take up their Entitlement should not be subject to income tax in respect of the lapsing of the Entitlement.
(b)	Subscription for New Shares and grant of New Options
The issue of New Shares
The issue of the New Shares should not have any income tax consequences. You will generally have a cost base in the New Shares for capital gains tax (CGT) purposes equal to the amount paid for the issue of the New Shares (ie the issue price of $0.01 per New Share).
You should seek your own independent taxation advice in relation to the consequences of holding New Shares.
The grant of New Options
The issue of the New Options should not have any income tax consequences. As you will not have paid for the issue of the New Options, you are unlikely to have any cost base in the New Options for CGT purposes.
(c)	Disposal of New Shares and New Options
If you dispose of your New Shares or New Options, a capital gain will arise if the capital proceeds received from the disposal exceed the cost base of the New Shares or New Options (discussed above). You may also realise a capital gain if the New Options lapse if any proceeds received exceed the cost base of the New Options.
Individuals, trustees and superannuation funds may be entitled to a CGT discount if they have held the New Shares or the New Options for at least 12 months prior to their disposal.
The disposal of the New Shares or the New Options, or the lapsing of the New Options, will give rise to a capital loss if the capital proceeds received are less than the reduced cost base of the New Shares or New Options (as the case may be).

Metal Storm Limited Rights Issue
Section 2 — 5BHow to participate in the Offer

(d)	Exercising of New Options
The exercise of the New Options will not have any income tax consequences. The Shares acquired as a result of exercising the New Options will generally have a cost base for CGT purposes equal to the cost base of the New Options when they were exercised plus the exercise price. You should seek you own independent taxation advice in relation to the consequences of holding the Shares. The income tax consequences of disposing of the Shares will generally be the same as in respect of the disposal of New Shares (discussed above).
(e)	Stamp duty
Provided the New Shares are quoted on the ASX, no stamp duty will be payable by Shareholders on the issue of the non-renounceable rights, the issue of New Shares or the disposal of New Shares. As the Company is registered in Queensland under the Corporations Act 2001 (Cth), no stamp duty will be payable by Shareholders on the grant of the New Options, the disposal of New Options or, provided the Shares are quoted on the ASX, the acquisition of Shares as a result of exercising the New Options.
(f)	GST
The issue of the non-renounceable rights, the acquisition of New Shares, the acquisition of the New Options and the acquisition of Shares by exercising New Options will be classified as “financial supplies” for Australian GST purposes. As such, no GST will apply to these acquisitions.
(g)	Valuation of New Options
The Company will value the New Options in its financial statements using a Black-Scholes options pricing model. The Company considers that the most appropriate date to value the New Options under the Black-Scholes options pricing model is the issue date of the New Options (25 August 2010).

As some of the variables used to value the New Options under the Black-Scholes options pricing model will not been known until the date the New Options are issued, the Company will not be able to accurately calculate the accounting value of the New Options until that time.

2.4	Questions

If you have any questions about participating in the Offer, if you do not understand any part of this Prospectus or if you are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser before participating in the Offer.

If you have any queries concerning the Entitlement and Acceptance Form, please contact Computershare Investor Services Pty Limited on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@ computershare.com.au.

Metal Storm Limited Rights Issue
Section 3 — 6BCompany update

3	Company update
3.1	GEM Facility Agreement

On 31 December 2009, the Company entered into the GEM Facility Agreement for GEM to provide a source of working capital for the Company. Due to a variety of circumstances, the Company has decided not to continue to draw down under the GEM Facility.

The Company has not yet finalised the terms with GEM for the termination of the GEM Facility Agreement. The final terms may include the requirement for the Company to repay GEM funds that were advanced on a draw down which did not proceed. Any amount paid to GEM will reduce the cash available to the Company. Negotiations with GEM are continuing and the Company will keep the market updated of their progress as appropriate.

3.2	Dutchess Facility and ongoing funding needs

The Company entered into the Dutchess Facility on 22 June 2010.

Under the Dutchess Facility, the Company may access up to $25 million over three years. The Company will issue Shares to Dutchess in consideration for the amount it is paid by Dutchess. The Dutchess Facility is expected to provide a stable base to allow the Company to continue operations and seek additional capital for certification and product marketing.

In addition to the Dutchess Facility and the Offer, the Company intends to seek additional capital. The Company is continuing to seek out new parties capable of providing equity capital to the Company. The Company is also looking at other means of raising funds. These additional funds would be sought wherever possible on terms more favourable than the current primary funding arrangements with the aim of providing the Group with financial stability.

The Dutchess Facility is expected to provide the Company with funding for approximately 36 months, depending on the size of each draw down and the rate at which the Company spends funds.

The Company has completed two successful draw downs under the Dutchess Facility. Funds drawn down under the Dutchess Facility provide the Company with a recurrent source of cash and the ability to remain a going concern in circumstances where it otherwise would not. The flexible nature of the facility allows the Company to elect to make cash draw downs at its sole discretion at a frequency of up to every 5 trading days.

There are restrictions under the Listing Rules on the funds the Company can draw down under the Dutchess Facility without requiring Shareholder approval. The Company anticipates that this meeting will be held shortly before the Allotment Date for the Offer. To continue to operate until this meeting, the Company will also need to raise additional funds without the issue of Shares. If the Company is not able to do this or if Shareholders do not approve the issue of further Shares under the Dutchess Facility at the meeting, all application money will be returned or refunded to applicants without interest.

The outstanding face value of the Notes payable on the maturity date of 1 September 2011 is approximately $19 million. This amount will be reduced if Note Holders elect to convert their Notes to Shares prior to the maturity date. However, unless a large number of Notes are converted to Shares prior to the maturity date, the Company’s current funding arrangements will not be sufficient to repay the face value of the Notes on the maturity date. If the Company does not have reasonable grounds to believe it will be successful in re-financing the Notes or obtaining sufficient capital to repay the Notes, the Company may be required to appoint an administrator.

Metal Storm Limited Rights Issue
Section 3 — 6BCompany update

3.3	Product development and use of funds
(a)	Recent achievements
Much of the Company’s recent efforts have been directed towards obtaining funding to continue its operations as a going concern. To achieve this, the Company reduced its expenditure on product development programs in 2009 which prevented the Company from achieving all of its development goals during that year. Nonetheless, the Company was still able to progress some of its development activities and achieve the following milestones:
1	2009 was the first year that prospective customers fired all the Company’s weapons from the shoulder or from a vehicle as intended, specifically:
•	3GL was certified safe for shoulder firing. Demonstrations were fired on a shoulder stock and when mounted to an M16 assault rifle. The 3GL is now being demonstrated to military forces.

•	MAUL™ has been developed and several fully integrated MAUL™ weapons have been built. MAUL™ was demonstrated to the US Military under a contract with the US Office of Naval Research. It is being fired by US Military personnel in demonstrations.

•	FireStorm™ successfully completed an evaluation with the US Marine Corps.
2	The Company won further pre-production and production contracts of vital importance to the Company’s future, including:
•	the MPM Contract (described further in section 3.3(b));

•	the US Marine Corps’ IED Training Kit Contract — this $700,000 production contract for 45 IED training kits is an important step forward in the Company’s relationship with the US Department of Defense as a product supplier; and

•	the first procurement contract for MAUL™ from Defence Canada.
3	The 3GL, MAUL™ and FireStorm™ are now able to be placed in the hands of military and law enforcement personnel for test firing, enhancing the Company’s business development and marketing capabilities.
A comprehensive list of the Company’s achievements over the last year are set out in the CEO bulletins released to ASX on 16 February 2010 and 8 June 2010, and on page 10 of the Company’s annual report released to ASX on 20 April 2010.
(b)	US Marines — MPM Contract win
In addition to the achievements set out in section 3.3(a), the Company announced on 20 April 2010 that MSI had been awarded a $1.5 million contract by the US Marine Corps to develop the Mission Payload Module — Non-Lethal Weapon System over the next 12 months. International defence company BAE is a key sub-contractor supplying MSI on this contract. The NYSE-listed General Dynamics Corporation has also been awarded a similar contract by the US Marine Corps to develop an alternative comparable weapon system.
While the MPM Contract provides the Company with an additional source of funding in the short term, it also provides the Company with a strategic opportunity to further develop its credentials and relationship with an important arm of the US military.
Under the MPM Contract, MSI has been engaged to develop a lightweight, multi-barrel weapon that fits to the US Marine Corps’ Transparent Armor Gun Shield on the Humvee. The

Metal Storm Limited Rights Issue
Section 3 — 6BCompany update

Company currently intends for the weapon to deliver new, non-lethal munitions that incorporate light, sound and pressure stimuli to incapacitate its targets. The project is aimed at developing a weapon:
•	for use in controlling crowds, defending areas and engaging threats; and

•	to protect security forces by allowing them to control their targets from a safer distance.
The MPM Contract requires the weapon to provide stand-off distances of up to 500 metres, with greater area coverage, extended duration, and better scalability of effects than existing systems.
The MPM Contract comes after MSI successfully completed the MPM Market Research Demonstration contract, during which the US Marine Corps evaluated the FireStorm™ system.
The US Marine Corps have published that, following completion of the MPM Contract, a production contract with a first phase requirement for the delivery of 312 weapon systems and ammunition will be put to open competitive tender. The Company expects that if MSI is able to successfully complete the MPM Contract, MSI will be in a strong position to also win the production contract for the system.
(c)	Product update
3GL
3GL is a three shot 40mm underslung grenade launcher that the Company has certified safe for shoulder firing using non-explosive ammunition and is being shoulder fired in demonstrations to military forces, industry and the public. A new short “bullpup” version of the 3GL has been developed and tested which is lighter, easier to carry and fits to a broader range of assault rifles.
Once the STORM40 ammunition is qualified, the Company intends to commence the formal qualification process for shoulder firing the 3GL using high explosive dual purpose warheads. The 3GL has already completed extensive test firing using high explosive dual purpose ammunition from a static mount.
40mm STORM40 ammunition
In 2009, the 40mm STORM40 ammunition was cost/production engineered and certified safe for shoulder firing using non—explosive warheads. Since then a comprehensive series of pre-qualification tests have been carried out using high explosive dual purpose warheads, including being tested down to -54°C and up to +71°C, full water immersion tests, drop tests plus tests for velocity, accuracy, dispersion, armour penetration and fragmentation.
Substantial documentation has been drafted for system safety, hazard analysis and related documentation required for formal qualification.
Subject to the successful completion of final critical design review, the Company considers the STORM40 ammunition to be ready to enter formal qualification. If the Offer is fully subscribed, the Company intends to allocate funds to undertake the final critical design review and the qualification process as soon as practicable.
MAUL™
MAUL™ is an ultra-light 12 gauge semi-automatic shotgun. It has been designed to be underslung on an assault weapon, or fired standalone using a shoulder stock or as a pistol using a pistol grip attachment. It is intended to provide warfighters and law enforcement personnel with a series of capabilities that are not available from their primary weapons,

Metal Storm Limited Rights Issue
Section 3 — 6BCompany update

including a variety of non-lethal munitions, door breaching as well as a secondary lethal weapon for close-in urban mission situations.
Currently MAUL™ is being demonstrated with military and law enforcement personnel live firing the weapon with non-lethal ammunition.
The Company is now testing close in door breaching ammunition to add a door breaching and anti-material capability to MAULTM.
FireStorm™
FireStorm™ is a 4 barrel 24 shot automatic grenade launcher that is currently being fired with non-lethal blunt impact, frangible nose irritant and cargo rounds.
FireStorm™ was one of the key demonstrable components that enabled MSI to win the MPM Contract described in section 3.3(b). The future of FireStorm™ may be shaped by the MPM Contract, which may for example require additional barrels and increased ammunition capacity.
(d)	Goals and use of funds
The Company’s objectives have evolved as the Company has carefully listened to current and prospective customers, and focused investment and effort on the products that customers have the most interest in buying.
The Company is currently focussed on achieving the following goals:
•	Qualify 3GL, MAUL™ and associated ammunition, complete user trials and secure initial product orders.

•	Complete the current MPM Contract described in section 3.3(b).

•	Win the follow-on MPM weapon production contract, initially expected to include 312 weapon systems and ammunition.

•	Sell the Company’s weapon systems and ammunition in volume.
Within these goals a priority will be set to focus on those components most likely to deliver a positive cash flow for the lowest investment of time and capital.
The Company is seeking additional funds under the Offer to provide the working capital needed to progress these primary objectives and, in the short term, reduce its reliance on the funds available under the Dutchess Facility. The Company’s priorities within, and the speed at which the Company will be able to achieve, these goals will depend on the amount of the funds available to the Company under existing (and future) funding arrangements.
The Company will keep the market informed of material developments in relation to the anticipated timing and achievement of the goals listed above.
Accordingly, Shareholders should keep abreast of the Company’s activities by reviewing its recent ASX announcements (available from the Company’s website metalstorm.com and on ASX’s company announcements platform accessible from asx.com.au).

Metal Storm Limited Rights Issue
Section 4 — 7BEffect of the Offer on the Company

4	Effect of the Offer on the Company
4.1	Effect on the Company’s capital structure

If the Offer is fully subscribed:
•	299,663,096 New Shares and 299,663,096 New Options will be issued;

•	the total number of Shares on issue will increase to 1,498,315,479, assuming no options are exercised, no Notes are converted into Shares and no further Shares are issued; and

•	the Company will raise approximately $3.0 million, less expenses estimated to be approximately $90,000.
The following table shows the effect that a fully-subscribed Offer will have on the capital structure of the Company.[1] If the Offer is not fully subscribed, fewer New Shares and New Options will be issued and there will be fewer Shares on issue following completion of the Offer than shown in the table below. The Company will announce to ASX the actual number of New Shares and New Options to be issued under the Offer after the Closing Date.

	Number of	Number of
	securities on issue	securities on issue
	at the date of this	after completion of
Security type	Prospectus	the Offer
Shares	1,198,652,383	1,498,315,479
Quoted options	27,863,402	27,863,402
New Options	Nil	299,663,096
Unquoted employee options[2]	10,283,750	10,283,750
Other unquoted options	46,149,989	46,149,989
Interest Bearing Notes	32,367,720	32,367,720
Secured Notes	107,602,756	107,602,756

[1]	Assuming the Offer is fully subscribed, no options are exercised, no Notes are converted into Shares and no further securities are issued.

[2]	The Company has employee options on issue to current and former Directors, employees and consultants, of which 5,283,750 are currently exercisable. The employee options that are currently exercisable have exercise prices ranging from $0.18 to $0.40 per option, and exercise periods which expire from 30 September 2010 to 30 June 2013. In addition, there are 5,000,000 employee options exercisable at $0.01 per option expiring on 2 July 2011 which are not currently exercisable because their vesting conditions remain unsatisfied.
However, it is likely that the Company will issue Shares to Dutchess under the Dutchess Facility before the Allotment Date, although the number of Shares to be issued to Dutchess and the timing of these issues is not known. See the announcement on 22 June 2010 entitled “Metal Storm Changes Equity Line Provider” for further information.

Until the Company is able to obtain Shareholder approval to exclude the issue of Shares to Dutchess from the Company’s 15% limit under Listing Rule 7.1, the Company intends to periodically issue draw down notices for approximately $100,000. If Shareholder approval is obtained, the Company intends to issue draw down notices for up to $200,000 every one-to-two weeks. The Company anticipates that a Shareholder meeting will be held in mid-to-late

Metal Storm Limited Rights Issue
Section 4 — 7BEffect of the Offer on the Company

August 2010 to consider a resolution to exclude the issue of Shares to Dutchess from the Company’s 15% limit.

In addition, the Company may seek to raise additional funds by issuing Shares by way of placements before the Allotment Date.

Accordingly, Eligible Shareholders should review the Company’s ASX announcements and, in particular, any Appendix 3B — new issue announcements (available from the Company’s website metalstorm.com and on ASX’s company announcements platform accessible from asx.com.au) to consider any changes to the Company’s capital structure before deciding whether to participate in the Offer.

4.2	Effect of the Offer on the Company’s financial statements
(a)	Statement of comprehensive income
The Offer will have no immediate effect on the Company’s statement of comprehensive income.
(b)	Statement of financial position
Impact on statement of financial position

The Offer will impact the Company’s statement of financial position.

To illustrate this impact, the Company has prepared the unaudited proforma statement of financial position shown below.

As the Offer is not underwritten, the net proceeds to be raised under the Offer is uncertain and cannot be accurately predicted. Accordingly, the unaudited proforma statement of financial position has been prepared:
•	based on the audited financial statements of the Company as at 31 December 2009; and

•	to show the effect that a fully-subscribed Offer would have had if the New Shares had been issued on 31 December 2009.
The Company prepares its financial statements in accordance with AIFRS (Australian equivalents to International Financial Reporting Standards). The accounting policies upon which the unaudited proforma statement of financial position has been prepared are set out in the Company’s 2009 annual report released to ASX on 20 April 2010.

Whilst this unaudited proforma statement of financial position is included for illustrative purposes, the actual assets and liabilities of the Company after the New Shares are issued are likely to vary according to investing and operating activities of the Company between 31 December 2009 and the date the New Shares are issued.

Valuation of the New Options

As noted in section 2.3(g), the Company will value the New Options using a Black-Scholes options pricing model on their issue date (25 August 2010). The valuation of the New Options will not affect the impact of the Offer on total equity and cash and cash equivalents, which represent the net funds raised from the Offer. However, the valuation of the New Options will affect the apportionment of total equity between contributed equity and reserves.

For the purpose of illustrating the effect of the Offer on contributed equity and reserves in the unaudited proforma statement of financial position shown below, the Company has attributed a value to the New Options using an issue date of 7 July 2010. However, even if the Offer is fully subscribed, the actual amounts recorded against contributed equity and reserves are

Metal Storm Limited Rights Issue
Section 4 — 7BEffect of the Offer on the Company

likely to differ due to market movements between 7 July 2010 and the date the New Options are actually issued and valued for accounting purposes (25 August 2010).

Effect of undersubscriptions

If the Offer is not fully subscribed, the amount of all of the impacted items shown in the unaudited proforma statement of financial position will be reduced, however, no other items in the Company’s statements of financial position will be affected.

For example, if the Offer is only 50% subscribed, the Company’s cash and cash equivalents, and total equity (being $668,054 for contributed equity and $740,262 for reserves, using an assumed issue date of 7 July 2010 for the New Options), will both increase by $1,408,316.

Unaudited Proforma Statement of Financial Position
As at 31 December 2009

	Actual	Effect of	Proforma
	2009	Offer	2009
	$	$	$
Assets
Current assets
Cash and cash equivalents[1]	67,350	2,906,631	2,973,981
Available-for-sale financial investments	—	—	—
Trade and other receivables	309,284	—	309,284
Total current assets	376,634	2,906,631	3,283,265

Non-current assets
Trade and other receivables	28,679	—	28,679
Other financial assets	—	—	—
Property, plant and equipment	423,715	—	423,715
Intangible assets and goodwill	612	—	612
Total non-current assets	453,006	—	453,006

Total assets	829,640	2,906,631	3,736,271

Liabilities
Current liabilities
Trade and other payables	1,417,188	—	1,417,188
Conversion derivative	2,337,200	—	2,337,200
Non-interest bearing loans & borrowings	11,822,962	—	11,822,962
Interest-bearing loans and borrowings	4,070,584	—	4,070,584
Provisions	359,024	—	359,024
Total current liabilities	20,006,958	—	20,006,958

Metal Storm Limited Rights Issue
Section 4 — 7BEffect of the Offer on the Company

	Actual	Effect of	Proforma
	2009	Offer	2009
	$	$	$
Non-current liabilities
Interest-bearing loans and borrowings	7,630	—	7,630
Other	16,056	—	16,056
Total non-current liabilities	23,686	—	23,686

Total liabilities	20,030,644	—	20,030,644
Net assets (liabilities)	(19,201,004)	2,906,631	(16,294,373)

Equity
Contributed equity	70,075,033	2,441,570	72,516,603
Reserves	10,470,024	465,061	10,935,085
Accumulated losses	(99,746,061)	—	(99,746,061)
Total equity (deficiency)	(19,201,004)	2,906,631	(16,294,373)

[1]	Note: the net proceeds of the Offer are calculated as follows:

Gross proceeds	$2,996,631
Less estimated transaction costs	$90,000
Net proceeds	$2,906,631

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

5	Risk factors
Eligible Shareholders should be aware that there are risks associated with subscribing for, and holding, New Shares and New Options. These can be categorised as:
•	risks specific to subscribing for, and holding, New Shares;

•	risks specific to subscribing for, and holding, New Options;

•	Company specific risks (those that relate directly to the Company’s business); and

•	general risks (those matters that relate to business in general).
Eligible Shareholders should also give detailed consideration to the assumptions and risks set out elsewhere in this Prospectus before deciding whether to participate in the Offer.

Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many are outside the control of the Company and cannot be mitigated.

An investment in the Company should be considered speculative. As such, New Shares and New Options carry no guarantee in respect of profitability, return of capital or, in respect of the New Shares, the price at which they will trade on ASX.

5.1	Risks specific to subscribing for, and holding, New Shares
(a)	The market price of Shares may not exceed the issue price of the New Shares
There is a risk that the market price of Shares will not exceed the issue price of the New Shares ($0.01). If you sell your New Shares and receive net proceeds of less than $0.01 per Share, you will suffer a loss.
(b)	Transferability of New Shares
Between 12 April 2010 to 12 July 2010:
•	the daily volume of Shares traded on the ASX ranged from 565,000 Shares to 31,032,800 Shares; and

•	on most trading days, between one million and six million Shares were traded (equivalent to approximately $11,000 to $66,000 worth of Shares, using a volume weighted average price of $0.011 per Share over this period).
Although the liquidity of the Shares may improve as a result of the issue of New Shares (and the exercise of any New Options) increasing the total number of Shares that can be traded, the limited liquidity in the market for Shares over the last three months suggests there is a risk that Eligible Shareholders may be prevented from selling their New Shares in the future if insufficient liquidity exists in the market for Shares at that time.

5.2	Risks specific to subscribing for, and holding, New Options
(a)	Transferability of New Options
New Options will not be easily transferable as they will not be quoted on ASX.
(b)	Shares issued upon exercise of New Options
Any Shares issued upon the exercise of New Options may not be able to be sold at an acceptable price, or at all if insufficient liquidity exists in the market for Shares. The comments in section 5.1(b) about the transferability of New Shares apply equally to the transferability of Shares issued upon the exercise of New Options.

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

(c)	Risk that the price of Shares will not increase
The price of Shares may not rise above the exercise price of $0.015 before the New Options expire on 24 August 2013.

If the price of Shares does not rise above $0.015, you may choose to allow your New Options to lapse and you will receive no value for your New Options.

If you exercise your New Options and sell the Shares at less than the exercise price of $0.015, you will suffer a loss.

5.3	Company specific risk factors

Specific risks that may affect the Company and Shares include the following:
(a)	Risk of failing to raise funds required
Cash reserves

The Company has limited cash reserves (approximately $110,000 as at 9 July 2010) which the Company will continue to monitor. The Company has not yet agreed the terms on which the GEM Facility Agreement will be terminated. The terms may include the requirement for the Company to repay GEM funds that were advanced on a draw down which did not proceed. The cash balance does not include any money that may be required to be paid to GEM. The Company believes that it will be in a position to fund any amount payable to GEM out of its available cash.

If insufficient funds are available under the Dutchess Facility and the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain an additional source of funding, the Company may be required to appoint an administrator.

Limitations of Dutchess Facility

The Company can only issue one draw down notice under the Dutchess Facility every five trading days. In addition, the Dutchess Facility contains a mechanism which operates on the occurrence of certain events (for example if the daily volume weighted average Share price on ASX is less than pre-determined levels) and at Dutchess’ discretion to reduce the amount Dutchess is required to provide under a draw down. These limitations may prevent the Company from obtaining sufficient funds under the Dutchess Facility when they are required.

Funding by Dutchess under the Dutchess Facility will have a dilutionary impact on existing Shareholders as the Company will issue Shares in consideration for amounts paid by Dutchess under the Dutchess Facility.

The Company is restricted in the amount of funds it can draw down under the Dutchess Facility until it obtains an approval from Shareholders under the Listing Rules to allow the issue of further Shares to Dutchess. The Company anticipates that a Shareholder meeting will be held in mid-late August 2010. Although the Company continues to pursue alternative sources of funding, unless the Company receives funds from other sources before that meeting that do not involve the issue of Shares, the Company will not have sufficient funds to continue to operate until the date of the meeting. If the Company does not secure sufficient funds to enable it to continue to operate until the date of the meeting or if Shareholders do not approve the issue of further Shares under the Dutchess Facility, an administrator may need to be appointed and all application money will be refunded to applicants without interest.

Additional fundraising required

As set out in section 3.2, the Company is continuing to pursue other sources of funding in addition to the funds available under the Dutchess Facility.

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

The Company’s ability to obtain additional funding will be subject to a number of factors, including market conditions. These factors may render the timing, amount and terms and conditions of additional funding unattractive. The Company cannot be certain that it will be able to raise any required funds or capital on favourable terms or at all.

The Group may not have generated sufficient revenue to repay the Notes by 1 September 2011. If production commences before that date, the Group will have additional cash flow to cover expenses. This may also lead to a favourable effect on the Share price which may encourage Note Holders to convert their Notes into Shares. However, a further re-financing of the Notes or an additional capital raising may be required to repay the Notes and there is no certainty that the Company will be able to do so before that time. If the Company does not have reasonable grounds to believe it will be successful in re-financing the Notes or obtaining sufficient capital to repay the Notes, the Company may be required to appoint an administrator.

In addition, the Company may seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources. In particular, developing and commercialising new technology and products to develop its business could require a significant commitment of additional resources that could, in turn, require the Company to obtain additional funding. The Group may also require further funds to pursue regulatory clearances, prosecute and defend its intellectual property rights, develop marketing capabilities and fund operating expenses.
(b)	Uncertainty of market acceptance
The Group plans to develop its technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. It is not yet known whether the technology will be accepted in the market or the rate of any market acceptance. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of the Group’s technology and products, and the technology’s advantages over existing technologies.

Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.

The Company anticipates that its primary customers will be the allied military and law enforcement community particularly the United States. The Company cannot be certain that current levels of defence spending will be maintained or that the Company will win further contracts from potential customers.
(c)	Risk of not being able to meet required standards
The Group’s technology requires further investment, research, development and testing before it will meet the broad standards that military and law enforcement organisations require from products of this nature. The Group cannot be certain it will be able to develop the technology to satisfy these standards or any other regulatory requirements that may be imposed.
(d)	Risk of a catastrophic event involving the technology
Any technology that involves explosive or ballistic functionality presents a risk of catastrophic failure. Any incident of this nature involving the Group’s technology or products could damage the Company’s reputation and marketing ability.

In addition, any accident involving the Group’s products or technology, whether in use by the Group or its customers, and whether being used in the correct manner or not, could damage the Company’s reputation and marketing ability.

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

(e)	Risk in research and development programs
Some of the Group’s development programs are undertaken in collaboration with US and Australian government defence agencies or private companies operating in the defence industry.

If the Group is unable to continue these collaborative programs or find partners for future programs, it could have a materially adverse effect on the Group.

Further, if there is a decrease of available funding in respect of such programs, it could have a material adverse effect on the Group.
(f)	Risk of the effect of government regulation
The Group is developing products for sale in the defence and law enforcement industries, which are subject to extensive regulation.

Products to be manufactured using the technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labelling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported.

The Group allocates resources towards monitoring compliance, training, security of goods, reporting and reviewing legislative and other changes to ensure it is complying with the relevant regulations in the jurisdictions in which it operates. Failure to comply with government regulations could result in the Group being unable to sell its products in those jurisdictions.

The Australian government has discretionary powers with regard to certain defence laws and regulations.

The Group conducts its operations under permit or with specific exemption to certain laws and regulations. The withdrawal of these permits or exemptions by regulatory authorities could restrict the Group’s ability to commercialise its technology.

The US or Australian government could choose to exercise powers available to them under export control regulations to control the export of the Group’s technology or products developed. The exercise of such power could have a material adverse effect on the Group.
(g)	Intellectual property protection risk
The Company principally relies upon patents, trade secrets, copyright and contract law to protect its proprietary technology. The protective measures taken by the Company may not be adequate to protect its proprietary technology.

Many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect proprietary rights to the same extent as do laws in Australia, the United States and Patent Co-operation Treaty countries. In addition, the laws of many countries, including Australia and the United States, provide governments with the ability to control or restrict the export of defence-related technologies and products developed from such technologies.

Patent matters involve complex legal and factual questions. Accordingly, the Company cannot predict the availability and breadth of claims sought in relation to patents applied for. Statutory differences in patentable subject matter between countries may limit the protection the Company can obtain for some of its inventions, or prevent it from obtaining patent protection, in some countries.

Additionally, the enforceability of a patent is dependent on a number of factors, which may vary between jurisdictions. These factors may include the novelty of the invention, the

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

requirement that the invention not be obvious, the utility of the invention, the extent to which the patent clearly describes the best method of working the invention, and whether the patent’s claims are fairly based on its specification.
The Company has obtained and continues to seek patent protection for its technology.

Furthermore, the Company cannot be certain that patents held by third parties will not prevent the commercialisation of products incorporating its technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of its issued, pending, or future patents.

The Company may need to litigate to enforce patents, or to determine the scope and validity of third party proprietary rights. It is possible that the Company could incur substantial costs and be diverted from its efforts to commercialise products.

The Company relies on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected, in part, by confidentiality agreements with employees, advisers, consultants and others. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.
(h)	Risk of infringement claims from others
The Company’s commercial success may depend, in part, on its ability to avoid infringing on patents issued to others. The Company could potentially incur substantial costs defending actions or threatened actions alleging patent infringement or improper use of proprietary information by it, and any such claims could divert management resources. If the Company is found to have infringed a third party patent, it could be subject to an injunction preventing exploitation of the patented product or process, and ordered to pay money damages to compensate for, or an account of profits it has gained from, the infringement.

The Company cannot be certain that if it requires licenses for patents held by third parties that they would be made available on terms acceptable to it, if at all. Unavailability could prevent exploitation of the patented product or process.
(i)	Risk of government action on patent applications and patents
The Australian and US governments have powers that could interfere with the Company’s ability to obtain patents or commercialise its technology.

For example, under the provisions of the Patents Act 1990 (Cth), the Commonwealth of Australia has the right to exploit an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement or by a court.

A patent or a patent application may also be acquired by the Commonwealth of Australia. Compensation is determined by agreement or by a court.

Under the US Patent Act, the US government may use an invention described in and covered by a US patent without license of the owner. The remuneration and terms for compensation are determined by agreement or by a court.

Any such actions in relation to the Company’s patents by the governments of Australia, the United States or other countries could affect its ability to protect and effectively commercialise its technology.
(j)	Risk of competition and technological changes
The defence industry market is highly competitive and can be subject to significant technological change. Large, well-established defence companies are engaged in research

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

and development and have considerably greater resources than the Company to develop applications for defence technology.
Some of the research being conducted on defence technology is funded by government agencies in the United States. The Company competes for government resources allocated to research and development projects.

The defence industry market is characterised by changing technology, evolving industry standards, introductions and enhancements and changing customer demands.

Accordingly, the Company’s success may depend on its ability to adapt to changing technologies and evolving industry standards.
(k)	Risk of product liability exposure
The testing, marketing and sale of the Group’s technology may result in products that are used in situations that may result in serious, permanent bodily injury, or even death, to those involved.

Legal action may be brought against the Group for personal injury, wrongful death, negligent design, dangerous product or inadequate warning.

There can be no assurance that adequate or necessary insurance coverage will be available or will be obtained to limit the Group’s product liability exposure.
(l)	Risk of reliance on third party manufacturers
The Group does not presently have any significant manufacturing capability and may be reliant on entering into satisfactory arrangements with contract manufacturers, which may not be possible.

Similarly the Group may be dependent upon suppliers of parts for its projectile launching systems and teaming partners with whose weapons platforms its systems may be integrated.
(m)	Risk of reliance on Directors, senior management and key personnel
The responsibility of overseeing day to day management and the strategic management of the Company is concentrated amongst a small number of key people including the Directors and senior management. There can be no assurance that there will not be a detrimental impact on the Company’s operations and performance if a number of these key people were to cease their engagement with the Company.

The loss of the services of certain such personnel could have a material adverse effect upon the Company, as the Company may not be able to recruit replacements for the key personnel within a short timeframe.

5.4	General risk factors
(a)	Share market conditions
As the Company is a listed company, the price at which its securities trade will be subject to the numerous influences that may affect both the broad trend in the sharemarket and the share prices of individual companies and sectors. Investors should recognise that the price of Shares may fall as well as rise.
(b)	Economic conditions
Both domestic and world economic conditions may affect the performance of the Company. Relevant factors include financial system stability, the level of inflation, interest and exchange rates, investor sentiment, changes in fiscal, monetary and regulatory policies and sovereign or political risk in each of the regions in which the Company operates.

Metal Storm Limited Rights Issue
Section 5 — 8BRisk factors

(c)	Market risk
A number of factors outside the control of the Company may impact significantly on the Company, its performance and the price of its securities, including factors such as domestic and international competition, exchange rate fluctuations and competitive pressures forcing market prices lower.
(d)	Government policies
The Company’s business may be impacted by changes to government policies (including taxation).

Metal Storm Limited Rights Issue
Section 6 — 9BAdditional information

6	Additional information

6.1	Rights attaching to Shares

The following is a summary of the rights that will attach to the New Shares. The New Shares will be fully paid ordinary shares and will rank equally with existing fully paid ordinary shares. This summary is not intended to be exhaustive or to constitute a definitive statement of the rights and liabilities of Shareholders, which can involve complex questions of law arising from an interaction of the Constitution with statutory and common law requirements. Eligible Shareholders who wish to obtain a definitive assessment of the rights and liabilities that attach to Shares in any specific circumstance should seek their own advice.

General meetings

Each Shareholder is entitled to receive notice of, and to attend and, except in certain circumstances, vote at, general meetings of the Company and to receive all notices, financial reports and other documents required to be furnished to Shareholders under the Constitution, the Corporations Act or Listing Rules.

Voting rights

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of Shareholders, each Shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Act, and has one vote on a show of hands and one vote per Share on a poll.

Dividend rights

The Directors may from time to time determine to distribute the profits of the Company by way of dividends. Subject to the rights and restrictions attaching to a class of shares, dividends are payable on all shares pro rata to the total amount for the time being paid, but not credited as paid, in respect of the shares as a proportion of the total amounts then paid and payable thereon, excluding amounts credited.

The Company has not declared or paid dividends. The Directors are not able to indicate when and if dividends will be paid in the future, as payment of any dividend will depend on future profitability, financial position and cash requirements of the Company.

Transfer of Shares

A Shareholder may transfer Shares by a written transfer or in any manner permitted or required by the Listing Rules or the ASTC Settlement Rules. The Company may refuse to register a transfer where permitted or required by the Listing Rules or the ASTC Settlement Rules.

Rights on winding-up

Subject to the rights of holders of any other securities who have priority on a winding-up, if the Company is wound up (whether voluntarily or otherwise), any surplus will be divided amongst Shareholders in proportion to the amount paid (not credited as paid) on the shares held by them. If the Company is wound-up, the liquidator may divide among the Shareholders in specie or in kind, any part of the property of the Company and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the Shareholders as the liquidator thinks fit.

If thought expedient, any division may be otherwise than in accordance with the legal rights of the Shareholders and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in the case any division otherwise than in

Metal Storm Limited Rights Issue
Section 6 — 9BAdditional information

accordance with the legal rights of the Shareholders is determined, any Shareholder who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Corporations Act relating to the sale or transfer of the Company’s assets by a liquidator in a voluntary winding-up.

Issue of shares

Subject to the Constitution, the Corporations Act and the Listing Rules, the Directors may allot additional shares with such terms and conditions as they think fit.

Variation of rights

The Company currently has one class of share on issue. If the share capital is at any time divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of that class) may, whether or not the Company is being wound up, and subject to the Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

6.2	Discretion to deal with shortfall

To the extent there is any shortfall in subscriptions for New Shares and New Options under the Offer, the Directors reserve the right to allocate top up Shares and options or place any shortfall at their discretion within three months of the close of the Offer.

6.3	Expenses of the Prospectus

The total expenses of preparing this Prospectus, including legal, accounting, tax, marketing and administrative fees as well as printing, advertising and other expenses relating to this Prospectus and the Offer, are expected to be approximately $90,000 (excluding GST). These expenses will be borne by the Company.

6.4	Interests of Directors

Except as set out below or elsewhere in this Prospectus, no Director holds, or has at any time during the past two years held, any interest in:
(a)	the formation or promotion of the Company;

(b)	property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(c)	the Offer.
The table below shows the interests of each Director in securities of the Company as at the date of this Prospectus:

Director name	Shares	Notes	Options
Terry O’Dwyer	1,054,979	67,636	Nil
Trevor Tappenden	100,000	Nil	Nil
John Nicholls	Nil	Nil	Nil
Lee Finniear	447,062	Nil	1,000,000
Directors (and their associates) who are Eligible Shareholders are entitled to participate in the Offer.

Metal Storm Limited Rights Issue
Section 6 — 9BAdditional information

6.5	ASIC exemption

The Company received from ASIC an exemption under section 741(1)(b) of the Corporations Act dated 13 July 2010 which modifies the Company’s disclosure obligations under section 711 of the Corporations Act.

6.6	Payments or benefits to Directors

No one has paid or agreed to pay any amount or given or agreed to give any benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the Offer during the past two years.

In addition, no one has paid or agreed to pay any material amount or given or agreed to give any material benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the Offer during the past five years.

6.7	Interests of advisers

Except as set out below or elsewhere in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, or a promoter, holds, or has at any time during the last two years held, any interest in:
(a)	the formation or promotion of the Company; or

(b)	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the Offer; or

(c)	the Offer.
Except as set out below or elsewhere in this Prospectus, no one has paid or agreed to pay any amount or given or agreed to give any benefit for performing a function in a professional, advisory or other capacity for services provided by that person in connection with the formation or promotion of the Company or the Offer.

Corrs Chambers Westgarth has acted as legal adviser to the Company in relation to the preparation of the Prospectus. Corrs Chambers Westgarth will receive approximately $65,000 (excluding GST) for its work up to the date of this Prospectus. Further disbursements and amounts may be paid to Corrs Chambers Westgarth in accordance with time-based charges.

6.8	Consents

Written consents to be named in the form and context in which they are named have been given and, at the time of lodgement of this Prospectus with ASIC, have not been withdrawn by the following parties:
•	Corrs Chambers Westgarth as legal adviser to the Company as set out in section 6.7;

•	PricewaterhouseCoopers as being named as auditors of the Company in the corporate directory; and

•	Computershare Investor Services Pty Limited as security registrar for the Company.
Other than as specified above, none of these persons has made any statement that is included in this Prospectus or any statement on which a statement in this Prospectus is based.

Metal Storm Limited Rights Issue
Section 6 — 9BAdditional information

6.9	Availability of financial reports and disclosure notices

The Company is a “disclosing entity” under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

These reporting and disclosure obligations require the Company to lodge on ASX’s company announcements platform information about specified events and matters as they arise for the purposes of making that information available to the market. In particular, the Company has an obligation under the Listing Rules (subject to certain limited exceptions) to immediately disclose on the ASX’s company announcements platform any information of which it becomes aware concerning the Company that a reasonable person would expect to have a material effect on the price or value of securities in the Company. All announcements made by the Company are available on the Company’s website metalstorm.com or from ASX’s company announcements platform accessible from asx.com.au.

The Company is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors’ statement and report and an auditor’s report. These reports are also released to ASX’s company announcements platform and published on the Company’s and ASX’s website. Copies of documents that the Company has lodged with ASIC may be obtained from, or inspected at, an ASIC office.

Up to and including the Closing Date, the Company will provide, on request by any person, a copy of the following documents free of charge:
(a)	the last annual financial report lodged with ASIC by the Company on 26 February 2010; and

(b)	any documents lodged by the Company on ASX’s company announcements platform after lodgement of that annual financial report and before the lodgement of this Prospectus with ASIC, including the Company’s monthly and quarterly reports.
Please call +61 7 3123 4700 if you would like the Company to provide you with a copy of any of these documents.

Section 6.10 lists the announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged.

6.10	ASX announcements since the Company’s last annual financial report

All announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged on 26 February 2010 are listed below. Electronic copies of these announcements are available on the Company’s website metalstorm.com and on ASX’s company announcements platform accessible from asx.com.au.

Date	Announcement description
26/02/2010	Appendix 4C — monthly
4/03/2010	Results of meeting
4/03/2010	Appendix 3B
10/03/2010	Change in Director’s Interest Notice
11/03/2010	Convertible Notes Interest Payment — March 2010 Quarter
12/03/2010	Metal Storm Weapons participate in UGV Live-fire Scenario
15/03/2010	Metal Storm receives order from US Marine Corps
15/03/2010	Notice under Section 708(5)(e) Corporations Act
16/03/2010	Appendix 3B
22/03/2010	Becoming a substantial holder
24/03/2010	Metal Storm settles arbitration proceedings with StarChase
24/03/2010	Metal Storm Quoted Options Prospectus Lodged with ASIC

Metal Storm Limited Rights Issue
Section 6 — 9BAdditional information

Date	Announcement description
25/03/2010	Ceasing to be a substantial holder
30/03/2010	Notice under Section 708A(5)(e) Corporations Act
30/03/2010	Prospectus dispatched to Eligible Option Holders
31/03/2010	Appendix 4C — monthly
1/04/2010	Appendix 3B
6/04/2010	Appendix 3B
9/04/2010	Appendix 3B
13/04/2010	Appendix 3B
19/04/2010	Appendix 3B
20/04/2010	Change in substantial holding
20/04/2010	Metal Storm Awarded Mission Payload Module Contract
20/04/2010	2009 Annual Report
20/04/2010	Notice of Annual General Meeting/Proxy Form
20/04/2010	Metal Storm — Major US Marines Non-Lethal Weapon Contract
22/04/2010	Appendix 3B
29/04/2010	Reissued Appendix 3B
29/04/2010	Appendix 4C 31 March 2010 — Month and Quarter
30/04/2010	Notice under Section 708A (5) Corporations Act
30/04/2010	Metal Storm completes Capital Placement
30/04/2010	Notice under Section 708A (5) Corporations Act
30/04/2010	Appendix 3B
5/05/2010	Reissued Appendix 3B
7/05/2010	Confirmation of Options Issue and Quotation
7/05/2010	Appendix 3B
7/05/2010	Top 20 securityholders
10/05/2010	Appendix 3B
11/05/2010	Quoted Options Change of ASX Code and Start of Trading
13/05/2010	Metal Storm closes Private Placement
17/05/2010	Notice under Section 708A(5)(e) Corporations Act
17/05/2010	Appendix 3B
21/05/2010	2010 Chairman and CEO Addresses to AGM
21/05/2010	Results of Meeting
25/05/2010	Appendix 3B
28/05/2010	Appendix 3B
28/05/2010	Appendix 4C — monthly
31/05/2010	Appendix 3B
1/06/2010	Metal Storm delivers to US Marines
4/06/2010	Appendix 3B
8/06/2010	CEO Bulletin
9/06/2010	Appendix 3B
10/06/2010	Convertible Notes Interest Payment — June 2010 Quarter
15/06/2010	Metal Storm sets new speed record for 40mm fire
16/06/2010	Appendix 3B
21/06/2010	Appendix 3B
22/06/2010	Metal Storm Changes Equity Line Provider
22/06/2010	Metal Storm Completes Private Placement
22/06/2010	Notice under Section 708A(5)(e) Corporations Act
24/06/2010	Appendix 3B

Metal Storm Limited Rights Issue
Section 6 — 9BAdditional information

Date	Announcement description
25/06/2010	Appendix 3B
29/06/2010	Appendix 3B
30/06/2010	Notice under Section 708A(5)(e) Corporations Act
1/07/2010	Appendix 3B
2/07/2010	Appendix 3B
6/07/2010	Notice under Section 708A(5)(e) Corporations Act
9/07/2010	US Marines IED Kit Update
6.11	Market price of Shares in the last three months

From 12 April 2010 to 12 July 2010, Shares have traded on the ASX between $0.006 and $0.016.

The volume weighted average price of Shares over this period was $0.011.

6.12	Directors’ consent and authorisation

Each Director has authorised and consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent prior to its lodgement with ASIC.

Metal Storm Limited Rights Issue
Section 7 — 10BDefinitions

7	Definitions
In this Prospectus, the following terms have the meanings below unless the context otherwise requires:

AEST	Australian Eastern Standard Time

Additional New Shares	New Shares applied for by Eligible Shareholders in excess of their Entitlements

Allotment Date	the date set out in the Timetable

ASIC	Australian Securities and Investments Commission

ASTC Settlement Rules	the operating rules of the ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532, currently known as the ASTC Settlement Rules, as amended or replaced from time to time

ASX	ASX Limited ACN 008 624 691 or, where the context requires, the securities exchange it operates

Closing Date	the date set out in the Timetable

Company	Metal Storm Limited ABN 99 064 270 006

Constitution	the constitution of the Company

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Dutchess	the Dutchess Opportunity Fund II LP

Dutchess Facility	the equity line of credit facility available to the Company under the line agreement between Dutchess and the Company dated 22 June 2010

Eligible Shareholder	a Shareholder as at 7.00 pm (AEST) on the Record Date and who is not an Ineligible Shareholder

Entitlement	for each Eligible Shareholder:

•   the number of New Shares they are entitled to subscribe for on the basis of one New Share for every four Shares held at 7.00 pm (AEST) on the Record Date upon payment of the issue price of $0.01 per New Share; and

• the number of New Options they are entitled to be issued for no additional consideration on the basis of one New Option for every New Share allotted

Entitlement and Acceptance Form	the form accompanying this Prospectus that Eligible Shareholders can use to subscribe for New Shares, including Additional New Shares, and be issued New Options

GEM	GEM Global Yield Fund Ltd

GEM Facility Agreement	the GEM Equity Line Facility Agreement between GEM, GEM Investment Advisors, Inc and the Company dated 31 December 2009

Group	the Company, its wholly-owned subsidiaries and MSI

GST	Goods and Services Tax

Metal Storm Limited Rights Issue
Section 7 — 10BDefinitions

Ineligible Shareholder	a Shareholder with an address in the register of Shareholders outside Australia or an Offer Country, unless the Company is satisfied that it is not precluded from lawfully issuing New Shares and New Options to that Shareholder either unconditionally or after compliance with conditions which the Board, in its sole discretion, regards as acceptable and not unduly onerous

Interest Bearing Notes	the convertible notes in the Company quoted by ASX under ticker code MSTG

Listing Rules	the official listing rules of ASX, as amended or waived by ASX from time to time

MPM Contract	the $1.5 million contract awarded by the US Marine Corps to MSI, under which MSI will develop the Mission Payload Module — Non Lethal Weapon System described further in section 3.3(b).

MSI	the Company’s US subsidiary, Metal Storm Inc.

New Options	options issued on the terms and conditions set out in the schedule

New Shares	Shares to be issued under the Offer

Note Holders	persons whose names are entered in the register of Secured Notes or Interest Bearing Notes, as the context requires, maintained by or on behalf of Company

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Offer	the non-renounceable offer of New Shares and New Options to Eligible Shareholders under this Prospectus

Offer Countries	New Zealand and Singapore

Privacy Act	Privacy Act 1988 (Cth)

Record Date	7.00 pm (AEST) on the date set out in the Timetable

Secured Notes	the convertible notes in the Company quoted by ASX under ticker code MSTGA

Shareholder	a holder of Shares

Shares	fully paid ordinary shares in the capital of the Company

Timetable	the timetable set out on page 3

US or United States	United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US person	the meaning given in Regulation S under the US Securities Act

US Securities Act	the United States Securities Act of 1933, as amended

Metal Storm Limited Rights Issue
Schedule — New Option Terms

Schedule — New Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.015 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on the date which is three years from the date of issue of the options (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (d) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:

Metal Storm Limited Rights Issue
Schedule — New Option Terms

(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the option holder, within 30 days after that request, give to that option holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the option holder the net number of options after making the payment.

Metal Storm Limited Rights Issue
Corporate Directory

Corporate Directory
Directors
Mr Terry J O’Dwyer — Non-Executive Chairman
Dr Lee Finniear — Chief Executive Officer
Mr John R Nicholls — Non-Executive Director
Mr Trevor Tappenden — Non-Executive Director
Registered Office
Building 4, 848 Boundary Road
Richlands QLD 4077
Australia
Tel:       +61 7 3123 4700
Fax:      +61 7 3217 0811
email:    msau@ metalstorm.com
website: metalstorm.com
Principal Place of Business in the USA
Suite 810, 4350 N Fairfax Drive
Arlington VA 22203
United States of America
Ph:       +1 703 248 8218
Fax:      +1 703 248 8263
Auditor
PricewaterhouseCoopers
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Lawyers
Corrs Chambers Westgarth
Level 35, Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Australia
Security Registry
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
Brisbane QLD 4000
Australia

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
15 July 2010
[Optionholder]
[Address]
Dear Optionholder
Metal Storm Limited Offer — notice to optionholders
This letter is to notify you that on or about 15 July 2010, Metal Storm Limited (Metal Storm) announced a non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to eligible shareholders to raise up to approximately A$3.0 million (Offer). The Offer is not underwritten.
The Offer entitles shareholders resident in Australia, New Zealand and Singapore (Eligible Shareholders) to subscribe for one new share at an issue price of A$0.01 per share, together with one new option, for every four shares held at 7.00 pm (AEST) on 23 July 2010 (Record Date). Eligible Shareholders that take up their entitlement in full may also apply for additional new shares at the same issue price of $0.01 per share (and be issued one new option for every additional new share allotted for no additional consideration).
Further details of the Offer are set out in the prospectus lodged with ASIC and released to ASX on or about 15 July 2010 (Prospectus). The Prospectus can be accessed from ASX’s company announcements platform at www.asx.com.au or from Metal Storm’s website, www.metalstorm.com, and is made available for information purposes only.
As an optionholder you are not entitled to participate in the Offer. The purpose of this letter is to give you notice of the Record Date.
If you wish to participate in the Offer, you must exercise any options (subject to the terms of the options) and be registered as an Eligible Shareholder before the Record Date. You should carefully consider your personal circumstances and the Prospectus before deciding whether to exercise your options. If you are unsure what action you should take or have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.
If you do not exercise your options, the terms of your options permit the exercise price to be reduced in the manner set out in the ASX Listing Rules. The exercise price will be reduced following the issue of securities under the Offer, and Metal Storm will announce the reduced exercise price of the options in due course.
Yours faithfully
Mr P R Wetzig
Company Secretary

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
15 July 2010
[Optionholder]
[Address]
Dear Optionholder
Metal Storm Limited Offer — notice to optionholders
This letter is to notify you that on or about 15 July 2010, Metal Storm Limited (Metal Storm) announced a non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to eligible shareholders to raise up to approximately A$3.0 million (Offer). The Offer is not underwritten.
The Offer entitles shareholders resident in Australia, New Zealand and Singapore (Eligible Shareholders) to subscribe for one new share at an issue price of A$0.01 per share, together with one new option, for every four shares held at 7.00 pm (AEST) on 23 July 2010 (Record Date). Eligible Shareholders that take up their entitlement in full may also apply for additional new shares at the same issue price of $0.01 per share (and be issued one new option for every additional new share allotted for no additional consideration).
Further details of the Offer are set out in the prospectus lodged with ASIC and released to ASX on or about 15 July 2010 (Prospectus). The Prospectus can be accessed from ASX’s company announcements platform at www.asx.com.au or from Metal Storm’s website, www.metalstorm.com, and is made available for information purposes only.
As an optionholder you are not entitled to participate in the Offer. The purpose of this letter is to give you notice of the Record Date.
If you wish to participate in the Offer, you must exercise any options (subject to the terms of the options) and be registered as an Eligible Shareholder before the Record Date. You should carefully consider your personal circumstances and the Prospectus before deciding whether to exercise your options. If you are unsure what action you should take or have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.
Yours faithfully
Mr P R Wetzig
Company Secretary

METAL STORM LIMITED ACN 064 270 006
Correction to timetable for rights issue announced today
Brisbane, Australia — Thursday, 15 July 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Earlier today, Metal Storm lodged with ASIC (and released to ASX) a prospectus for a non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to shareholders in Australia, New Zealand and Singapore to raise up to approximately A$3.0 million (Offer).
The covering note which appeared before the prospectus in today’s announcement contained an incorrect timetable for the Offer.
The correct timetable for the Offer is set out on page 3 of the prospectus (and is also set out below, together with the correct summary of the Offer). Importantly, Metal Storm wishes to advise that the correct record date to determine entitlements to participate in the Offer is 7.00 pm (AEST) on 23 July 2010.
Correct timetable for the Offer1

Prospectus lodged with ASIC	15 July 2010

Ex Date — Shares trade without an entitlement to participate in the Offer	19 July 2010

Record Date to determine entitlements	23 July 2010

Prospectus sent to Eligible Shareholders	29 July 2010

Opening date for applications to be made	29 July 2010

Closing Date — last date for receipt of applications (5.00 pm AEST)	17 August 2010

Trading of New Shares expected to commence on ASX on a deferred settlement basis	18 August 2010

Allotment Date — date New Shares and New Options are issued	25 August 2010

Normal trading of New Shares expected to commence on ASX	26 August 2010

Despatch of holding statements for New Shares and New Options	30 August 2010

[1]	Metal Storm reserves the right to vary the Timetable without notice, including by extending or bringing forward the Closing Date.

Summary of the Offer

Issue price	$0.01 per New Share

Entitlement (Eligible Shareholders may also apply for additional New Shares)	One New Share and one New Option for every four Shares held at 7.00 pm (AEST) on 23 July 2010

Approximate discount to the volume weighted average price of Shares traded on ASX in the three months ending 12 July 2010	10.0%

Maximum number of New Shares which can be issued under the Offer	299,663,096

Maximum number of New Options which can be issued under the Offer	299,663,096

Approximate amount which can be raised under the Offer (before costs)	$3.0 million

Approximate number of Shares that will be on issue if the Offer is fully subscribed[1]	1,498,315,479

[1]	Assuming the Offer is fully subscribed, no options are exercised, no convertible notes are converted into shares and no further securities are issued.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
16 July 2010
[shareholder]
[address]
Dear Shareholder
Metal Storm Limited Offer to raise up to A$3.0 million
This letter is to notify you that on or about 15 July 2010, Metal Storm Limited (Metal Storm) announced a non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to eligible shareholders in Australia, New Zealand and Singapore to raise up to approximately A$3.0 million (Offer). The Offer is not underwritten and shareholder approval is not required for the Offer.
The key information in connection with the Offer and important dates are set out below for your reference:

Details of the Offer	The Offer is non-renounceable and is being undertaken on the basis of one new fully paid ordinary share (New Share) at an issue price of A$0.01 per share, together with one new option (New Option), for every four shares held.

Who will be eligible to participate?	The record date for determining shareholder entitlements is 7.00 pm (AEST) on 23 July 2010 (Record Date). Only shareholders with a registered address in Australia, New Zealand or Singapore at that time will be eligible to participate in the Offer (Eligible Shareholders).

How will fractional entitlements be calculated?	Fractional entitlements to New Shares and New Options will be rounded up to the nearest whole number.

Will optionholders be eligible to participate?	Optionholders were notified on or about 15 July 2010 that they are required to exercise their options by the Record Date in order to be eligible to participate in the Offer.

How many shares will be issued?	Metal Storm may allot up to approximately 299,663,096 New Shares and 299,663,096 New Options under the Offer.

How will the New Shares be treated?	The New Shares issued will rank equally with existing shares in Metal Storm. Metal Storm has applied for quotation of all of the New Shares on ASX.

What are the terms of the New Options?	Each New Option will be exercisable for $0.015 within three years from the date of issue. Shares issued upon the exercise of New Options will rank equally with existing shares in Metal Storm. The New Options will not be quoted on ASX.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited

Can I apply for more than my entitlement?	Eligible Shareholders will be entitled to apply for New Shares in excess of their entitlement (Additional New Shares) at the same issue price of $0.01. If the Offer is oversubscribed, applications for Additional New Shares may be scaled back in whole or part. Like the issue of New Options to Eligible Shareholders that subscribe for New Shares under the Offer, Eligible Shareholders that apply for Additional New Shares will be issued one New Option for every Additional New Share allotted for no additional consideration.

Is the Offer subject to a minimum amount of funds being raised?	No, the Offer is not subject to a minimum amount of funds being raised. So long as the Offer is not oversubscribed, the Company will accept all valid applications for New Shares and Additional New Shares in full.

What happens if there is a shortfall in subscriptions?	To the extent that there is a shortfall in subscriptions under the Offer, the Directors reserve the right to allocate top up shares and options or place any shortfall at their discretion within three months of the closing date of the Offer.

Is there a broker to the Offer?	No.

Will brokers who lodge acceptances receive a handling fee?	There will be no handling fee payable to brokers for acceptances lodged by them on behalf of Eligible Shareholders.

What will the funds raised be used for?	The funds raised from the Offer will be used by Metal Storm to provide working capital to:

• continue the development of its current projects;

• develop systems under recent contract awards; and

• reduce its reliance on Metal Storm’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010.

Further details will be provided in the prospectus to be sent to Eligible Shareholders.
The Offer provides an equitable way for Metal Storm to raise funds from existing shareholders.
Full details of the Offer are set out in a prospectus which was lodged with ASIC and released to ASX on or about 15 July 2010 and is expected to be despatched to Eligible Shareholders on or about 29 July 2010 (Prospectus).
The Prospectus is available on Metal Storm’s website (www.metalstorm.com) and on ASX’s company announcements platform (accessible at asx.com.au).
The important dates for the Offer are:

Ex date — Shares trade without an entitlement to participate in the Offer	19 July 2010

Record Date to determine entitlements (7.00 pm AEST)	23 July 2010

Anticipated date for despatch of the Prospectus and Entitlement and Acceptance Forms to Eligible Shareholders	29 July 2010

Offer opens	29 July 2010

Offer closes (5.00 pm AEST) — last date for lodgement of Entitlement and Acceptance Forms and payment in full	17 August 2010

New Shares quoted on a deferred settlement basis	18 August 2010

Metal Storm Limited

New Shares and New Options allotted	25 August 2010

Normal trading of New Shares commences on ASX	26 August 2010
Eligible Shareholders who wish to participate in the Offer will need to use the Entitlement and Acceptance Form that accompanies the Prospectus in accordance with the instructions printed on that form. Eligible Shareholders should read the Prospectus carefully before deciding whether to participate in the Offer.
Important notice to Ineligible Shareholders
Shareholders that are not Eligible Shareholders (Ineligible Shareholders) are not eligible to participate in the Offer.
Metal Storm has determined that it is unreasonable to extend the Offer to Ineligible Shareholders. Metal Storm made this decision after considering:
•	the cost of complying with legal and regulatory requirements outside Australia, New Zealand and Singapore;
•	the number of Ineligible Shareholders; and
•	the number and value of New Shares and New Options which could be offered to Ineligible Shareholders.
The securities to be issued under the Offer have not and will not be registered under the United States Securities Act of 1933, as amended (US Securities Act), or the securities laws of any state or other jurisdiction of the United States and, in connection with the Offer, may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Rule 902(k) under Regulation S of the US Securities Act).
Further information
For further information on the Offer you should contact the Offer information line on 1300 552 270 (within Australia) or +61 3 9415 4000 (outside Australia).
Yours faithfully
Mr P R Wetzig
Company Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 16, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary